Exhibit 10.20

Squire, Sanders & Dempsey L.L.P.

Suite 500
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004

Office: +1.202.626.6600
Fax: +1.202.626.6780
Direct Dial:   +1.202.626.6793
jmurphy@ssd.com
August 1, 2010
Mr. Charles C. Ungurean
President and Chief Executive Officer
Oxford Resources GP, LLC
41 South High Street
Suite 3450
Columbus, Ohio 43215
Dear Mr. Ungurean:
Squire, Sanders & Dempsey L.L.P. (the “Firm”) is pleased to continue its representation of Oxford Resources GP, LLC and its affiliated entities, including Oxford Resource Partners, LP, Oxford Mining Company, LLC and Oxford Mining Company — Kentucky, LLC (all such entities, collectively “Oxford”), on the basis set forth in this engagement letter. These representation services will be provided principally by and under the direction of Daniel M. Maher (“Maher”), who is now and will remain until the end of this year a partner in the Firm. The services to be provided under this engagement letter by Maher and other Firm attorneys, as appropriate, will include supervision and responsibility for the legal aspects of the ongoing operations of Oxford; advice and counsel to you and the other officers and personnel of Oxford and to the board of directors of Oxford and its committees; and such other assignments and assumed responsibilities as you or the board of directors may request and the Firm undertakes to provide.
With respect to Maher’s services provided by the Firm between the date hereof and the end of this year, the Firm will bill you a fixed monthly retainer in the amount of $45,000 per calendar month, pro rated for any partial calendar month. For other Firm attorneys providing services, as has been the case with services previously provided by the Firm (including services provided by Maher prior to the date hereof), the Firm has billed and will bill for their services monthly at their standard hourly rates, subject to any alternative billing arrangements agreed to between Oxford and the Firm. In this regard, the Firm and Oxford have previously agreed to and operated, are currently operating and will unless and until changed continue to operate under an alternative billing arrangement providing for a discount of 10% on the standard hourly rates for the provision of services with respect to general legal matters and a discount of 5% on the standard hourly rates for the provision of services with respect to more sophisticated legal matters (e.g., acquisitions, credit facility matters and matters related to the IPO). The Firm will also bill Oxford monthly for any disbursements that are made by the Firm on Oxford’s behalf.

Mr. Charles C. Ungurean
August 1, 2010

To facilitate the effective provision of these services, Oxford has advised us that, for the period of his provision of services under this engagement letter, Maher will be appointed and serve as Oxford’s Senior Vice President and Chief Legal Officer. In connection with this appointment and during such period, Oxford agrees that Maher and the Firm will be fully indemnified by Oxford for any and all acts performed by Maher as an officer of Oxford and that Maher and the Firm will be added as additional insureds under Oxford’s director and officer indemnification policies and liability insurance policies.
It is recognized that the provision of services under this engagement letter will require essentially a full-time commitment of Maher’s professional time and attention, as well as the assistance of other Firm attorneys and the use of other Firm resources. However, it is also understood that, during the period Maher remains a partner in the Firm until the end of this year, Maher may have other professional responsibilities on a limited and ongoing basis in transitioning responsibility for other Firm clients to other Firm attorneys and with respect to Firm matters. Maher has indicated the willingness and has the capacity to commit the necessary time to accommodate all of these needs, and it is the intention of both the Firm and Maher that none of these other professional responsibilities will interfere with his performance of the services required by Oxford on such a full-time basis. The Firm and Maher will work together with Oxford to coordinate services under this engagement letter and those other responsibilities and activities so that Oxford will get the full desired benefit of Maher’s services.
Attached is a copy of the Firm’s Standard Terms and Conditions of Engagement which apply to the engagement hereunder and are hereby incorporated into this engagement letter.
The Firm acknowledges Oxford’s intention to presently enter into an employment agreement with Maher to be effective January 1, 2011, and the Firm understands it is Maher’s intention to withdraw as a partner of the Firm at the end of this year when he commences employment with Oxford under that agreement. While the expectation is thus that the engagement hereunder as it relates to Maher will continue until and end at the end of this year, and the engagement hereunder as it relates to the Firm’s other attorneys will continue on after that, the Firm recognizes along with Oxford that the engagement hereunder is on an at-will basis and that either Oxford or the Firm may at any time elect to discontinue part or all of the engagement hereunder.
We value very much our client relationship with Oxford and look forward to the opportunity to continue to represent Oxford’s interests. If you have or anyone else at Oxford has any questions about this engagement letter or any services to be provided by the Firm under it, please feel free to contact us.

Sincerely yours,
s/ James P. Murphy
James P. Murphy
Partner and General Counsel

Attachment

cc:	Daniel M. Maher
Alex Shumate

Mr. Charles C. Ungurean
August 1, 2010

To confirm that the terms of this engagement letter reflect our understandings, including as described above a full indemnification of the Firm by Oxford relating to Maher’s activities as an officer of Oxford, kindly sign and date both copies of it, and then retain one copy of it for your records while returning the other copy of it to us.

OXFORD RESOURCES GP, LLC
Date: August 1, 2010	By:	s/ Charles C. Ungurean
Charles C. Ungurean
President and Chief Executive Officer

Standard Terms and Conditions of Engagement
This document and the accompanying cover letter, (together the “agreement”) set forth the standard terms and conditions (“standard terms”) under which you are engaging Squire, Sanders & Dempsey1 (“us” or “we” or “SSD” or “Firm”) to provide legal services. This agreement shall apply to all matters for which you might now or in the future request our assistance, unless of course you and we agree in the future to an updated version of this engagement agreement or to a new or revised engagement agreement expressly referring to and superseding this agreement in whole or in part. We encourage you to retain this agreement.
For your convenience, set forth below are the topics covered in these standard terms:

Who Will Provide the Legal Services?	1
Our Services to You	1
Who Is Our Client?	2
Conflicts of Interest	3
Termination of Representation	3
How We Set Our Fees	4
Other Charges	5
Billing Arrangements and Payment Terms	6
Revenue and Expense Sharing in Networks and Other Relationships with Independent Law Firms	7
Taxes	7
Client and Firm Documents	7
Disclosure of Your Name	8
Firm Attorney Client Privilege	8
Severability	8
Primacy	8
Entire Agreement	8
Governing Law	8
In Conclusion	8
WHO WILL PROVIDE THE LEGAL SERVICES?
In most cases one SSD attorney will be your principal contact. From time to time that attorney may delegate parts of your work to other lawyers or to legal assistants or nonlegal personnel in the Firm or to outside “contract” personnel.
OUR SERVICES TO YOU
In our letter that presents these standard terms to you, we specify the matter or case in which we will be representing you. Unless we agree in writing to expand the scope of our representation, an important part of our agreement is that we are not your counsel in other matters, and you will not rely upon us to provide legal services for matters other than that described in the accompanying letter. For example, unless specified in the accompanying letter, our representation of you does not include any responsibility for: review of your insurance policies to determine the possibility of coverage relating to this matter; for notification of your insurance carriers about the matter; advice to you about your disclosure obligations under U.S. securities laws or any other laws or regulations; or advice on tax consequences. If at any time you do not have a clear understanding of the legal services to be provided or if you have questions regarding the scope of our services, we are relying on you to communicate with us.

[1]
Squire, Sanders & Dempsey practices in a number of different nations. Due to local laws on regulation of the legal profession, the formal legal name may differ in some nations. Please refer to the formal legal name on the cover letter accompanying these Standard Terms of Engagement for the name of the legal entity that is contracting with you. SSD attorneys worldwide are available to meet your needs.

We will apply our professional skill, experience and judgment to achieve your objectives in accordance with the honored standards of our profession that all attorneys are required to uphold. However, we cannot guarantee the outcome of any matter. Any expression of our professional judgment regarding your matter or the potential outcome is, of course, limited by our knowledge of the facts and based on the law at the time of expression. It is also subject to any unknown or uncertain factors or conditions beyond our control, including the unpredictable human element in the decisions of those with whom we deal in undertaking your representation.
The confidentiality of protected client information (known as “confidences” and “secrets” in some jurisdictions and as “information relating to the representation of a client” in others) will be maintained inviolate in accordance with the law of professional ethics, except to the extent necessary to further your interests or as authorized by applicable law.
WHO IS OUR CLIENT?
An essential condition of our representation is that our only client is the person or entity identified in the accompanying letter. In the absence of an express identification of our client in the text of the letter, our client is the person or entity to whom the letter is addressed, even though in certain instances the payment of our fees may be the responsibility of others. In situations in which our client is an entity, we have addressed the letter to an authorized representative of the client. Throughout these standard terms, “you” refers to the entity that is our client, not the individual addressed.
Unless specifically stated in our letter, our representation of you does not extend to any of your affiliates and we do not assume any duties with respect to your affiliates. For example, if you are a corporation, our representation does not include any of your direct or indirect parents, subsidiaries, sister corporations, partnerships, partners, joint ventures, joint venture partners, any entities in which you own an interest, or, for you or your affiliates, any employees, officers, directors, or shareholders. If you are a partnership or limited liability company, our representation does not extend to the individual partners of the partnership or members of the limited liability company. If you are a joint venture, our representation does not extend to the participants. If you are a trade association, our representation excludes members of the trade association. If you are a governmental entity, our representation does not include other governmental entities, including other agencies, departments, bureaus, boards or other parts of the same level of government. If you are an individual, our representation does not include your spouse, siblings, or other family members. If you are a trust, you are our only client. The beneficiaries are not our clients, nor is the trustee in any capacity other than as the fiduciary for the particular trust in our representation. It would be necessary for affiliates, including all those listed above, to enter into a written engagement agreement with us much like this one before they would become clients and we would assume duties towards them. You should know that our engagement agreements with a number of other clients have a similar provision.
If you provide us with any confidential information of your affiliates or any other entities or individuals during our representation of you, we will treat it as your information and maintain its confidentiality in accordance with our duties to you as our client, but you are the exclusive party to whom we owe duties regarding such information.

Except as specifically agreed by both of us, the advice and communications that we render on your behalf are not to be disseminated to or relied upon by any other parties without our written consent.
CONFLICTS OF INTEREST
SSD is a law firm of over 850 attorneys practicing law in a wide variety of fields from more than twenty-six offices. Since the founding of the Firm over 100 years ago, thousands of corporations, other businesses, individuals, governmental bodies, trusts, estates, and other clients have asked SSD attorneys to represent them. Information on the nature of the Firm’s clients and practice is available at http://www.ssd.com and upon request. Because of the broad base of clients that the Firm represents on a variety of legal matters, it is possible that you may find yourself in a position adverse to another Firm client in counseling, litigation, business negotiations, or some other legal matter in which we do not represent you. Accordingly, we are including the following model language recommended to us by our insurer:
You agree that we may continue to represent or may undertake in the future to represent existing or new clients in any matter that is not substantially related to our work for you even if the interests of such clients in those other matters are directly adverse to your interests. We agree, however, that your prospective consent to conflicting representation contained in the preceding sentence shall not apply in any instance where, as a result of our representation of you, we have obtained proprietary or other confidential information of a non-public nature, that, if known to such other client, could be used in any such other matter by such client to your material disadvantage. In similar engagement agreements with a number of our other clients, we have asked for similar agreements to preserve our ability to represent you.
TERMINATION OF REPRESENTATION
You may terminate our representation at any time, with or without cause, upon written notice to us. After receiving such notice, we will cease to render services to you as soon as allowed by applicable law and ethical and/or court rules, which may include court approval of our withdrawal from litigation. Your termination of our services will not affect your responsibility for payment of legal services rendered and other charges incurred both before termination and afterwards in connection with an orderly transition of the matter, including fees and other charges arising in connection with any transfer of files to you or to other counsel, and you agree to pay all such amounts in advance upon request.
You agree that the Firm has the right to withdraw from its representation of you if continuing the representation might preclude its continuing representation of existing clients on matters adverse to you or if there are any circumstances even arguably raising a question implicating professional ethics, for example, because a question arises about the effectiveness or enforceability of this engagement agreement, or a question arises about conduct addressed by it, or an apparent conflict is thrust upon SSD by circumstances beyond its reasonable control, such as by a corporate merger or a decision to seek to join litigation that is already in progress, or there is an attempt to withdraw consent.

In any of these circumstances, you agree that SSD would have the right to withdraw from the representation. Regardless of whether you or we terminate the representation, we would (with your agreement) assist in the transition to replacement counsel by taking reasonable steps in accordance with applicable ethical rules designed to avoid foreseeable prejudice to your interests as a consequence of the termination. You agree that regardless of whether you or we terminate the representation (A) SSD would be paid by you for the work it performed prior to termination; (B) SSD’s representation of you prior to any termination would not preclude SSD from undertaking or continuing any representation of another party; and (C) as a result of SSD’s representation of another party you would not argue or otherwise use SSD’s representation of you prior to any termination to contend that SSD should be disqualified.
When we complete the specific services you have retained us to perform, our attorney-client relationship for that matter will be terminated at that time regardless of any later billing period. To eliminate uncertainty, our representation of you ends in any event whenever there is no outstanding request from you for our legal services that requires our immediate action and more than six (6) months (180 days) have passed since our last recorded time for you in the representation, unless there is clear and convincing evidence of our mutual understanding that the representation has not come to an end. After termination, if we choose to perform administrative or limited filing services on your behalf, including but not limited to receiving and advising you of a notice under a contract, lease, consent order, or other document with continuing effect, or filing routine or repeated submissions or renewals in intellectual property or other matters, or advising you to take action, our representation of you lasts only for the brief period in which our task is performed, unless you retain us in writing at that time to perform further or additional services. After termination, if you later retain us to perform further or additional services, our attorney-client relationship will commence again subject to these terms of engagement unless we change the terms in writing at that time. Following termination of our representation, changes may occur in applicable laws that could impact your future rights and liabilities. Unless you actually engage us in writing to provide additional advice on issues arising from the matter after its completion, the Firm has no continuing obligation to advise you with respect to future legal developments.
If we are asked to testify as a result of our representation of you, or if we must defend the confidentiality of your communications in any proceeding, or if our records from our representation of you are demanded, or if any claim is brought against the Firm or any of its personnel based on your actions or omissions, you agree to pay us for any resulting costs, including for our time, calculated at the then applicable hourly rate for the particular individuals involved, even if our representation of you had ended.
HOW WE SET OUR FEES
Unless another basis for billing is established in this engagement agreement, we will bill you monthly for the professional fees of attorneys, paralegals, and other personnel incurred on your behalf based on their applicable rates and the number of hours they devote to your representation. Overall fees will be in accord with the factors in the applicable rules governing professional responsibility. The billing rates of the personnel initially assigned to your representation are generally specified in the accompanying engagement letter. The billing rates of our attorneys and paralegals vary, depending generally upon the experience and capabilities of the attorney or paralegal involved. Unless otherwise agreed in writing, we will charge you for their services at their applicable rates. Our hourly billing rates are adjusted from time to time, usually at the beginning of each year, both on a selected and firm wide basis. In addition, as personnel gain experience and demonstrate improved skills over time, they may advance into categories that generally have higher hourly billing rates. Advancements to a higher category are typically made annually. Upon any adjustment in the applicable rates, we will charge you the adjusted rates.
At times clients ask us to estimate the total fees and other charges that they are likely to incur in connection with a particular matter. Whenever possible, we are pleased to respond to such requests with an estimate or proposed budget. Still, it must be recognized that our fees are often influenced by factors that are both beyond our control and unforeseeable. This is particularly true in litigation and other advocacy contexts in which much of the activity is controlled by the opposing parties and the Judge, Arbitrator or other decision-maker. Accordingly, such an estimate or proposal carries the understanding that, unless we agree otherwise in writing, it does not represent a maximum, minimum, or fixed fee quotation. The ultimate cost frequently is more or less than the amount estimated. Accordingly, we have made no commitment to you concerning the maximum fees and costs that will be necessary to resolve or complete this matter. It is also expressly understood that payment of our fees and charges is in no way contingent on the ultimate outcome of the matter.
OTHER CHARGES
As an adjunct to providing legal services, we may incur and pay a variety of charges on your behalf or charge for certain ancillary support services. Whenever we incur such charges on your behalf or charge for such ancillary support services, we bill them to you separately or arrange for them to be billed to you directly. We may also require an advance payment from you for such charges. These charges typically relate to long-distance telephone calls; messenger, courier, and express delivery services; facsimile and similar communications; document printing, reproduction, scanning, imaging and related expenses; translations and related charges; filing fees; depositions and transcripts; witness fees; travel expenses; computer research; and charges made by third parties (such as outside experts and consultants, printers, appraisers, local and foreign counsel, government agencies, airlines, hotels and the like).
Our charges for these ancillary support services generally reflect our direct and indirect costs, but charges for certain items exceed our actual costs. For some services, particularly those that involve significant technology and/or support services provided by the Firm (such as imaging documents and computer research), we attempt from time to time to reduce costs by contracting with vendors to purchase a minimum volume of service that is beyond the needs of any single client. In those cases, we may bill you at a per unit rate that may not reflect the quantity discounts we obtain. In many cases the total quantity that will be used by all clients of the Firm over a year or other period of time is not certain. Our charge for fax services is typically based on a charge per page rather than the cost of the telephone usage. In the event any of our statements for such services are not paid by their due dates, you agree that we have the right not to advance any further amounts on your behalf.

When you send us a letter at the request of your auditors asking us for a response on any loss contingencies, we will charge you a fixed fee for our response that varies with the level of difficulty of the response.

Letter Type	Description	Rate
Clean	No litigation reported	US $	550
Normal	1-3 cases	US $	850
Extraordinary	>3 cases	US $	1,350
Update	Update of prior response	US $	400
No-Services	Verifying no work for client during fiscal year	US $	75
Notwithstanding our advance payments of any charges, you will be solely responsible for all invoices issued by third parties. It is our policy to arrange for outside providers of services involving relatively substantial charges (such as the fees of outside consultants, expert witnesses, appraisers, and court reporters) to bill you directly. Prompt payment by you of invoices generated by third-party vendors is often essential to our ability to deliver legal services to you. Accordingly, you agree that we have the right to treat any failure by you to pay such invoices in a timely manner to be a material breach of your obligation to cooperate with us.
BILLING ARRANGEMENTS AND PAYMENT TERMS
We will bill you on a regular basis — normally, each month — for both fees and other charges. You agree to make payment within 30 days of the date of our statement. If you have any issue with our statement, you agree to raise it specifically within 30 days of the date of our statement. If the issue is not immediately resolved, you agree to pay all fees and disbursements not directly affected by the issue within 30 days of the original bill and all amounts affected by the issue within 10 days of its resolution.
In the event that a statement is not paid in full within 30 days of the date of our statement, interest and/or late charges will be imposed on any unpaid fees and/or costs at the combined rate of ten percent (10%) per annum. If the cover letter accompanying these standard terms of engagement specifies an event or an alternate date upon which payment is due, interest and/or late charges will be imposed on any unpaid fees and/or costs 30 days after the specified event or date. The purpose of the late payment charge is to encourage prompt payment, thus reducing our billing and collection costs.
In addition, if your account becomes delinquent and satisfactory payment terms are not arranged, we may postpone or defer providing additional services or withdraw, or seek to withdraw, from the representation consistent with applicable rules. You will remain responsible for payment of our legal fees rendered and charges incurred prior to such withdrawal.
If our representation of you results in a monetary recovery by litigation or arbitration award, judgment, or settlement, or by other realization of proceeds, you hereby grant us an attorneys’ lien on those funds in the amount of any sums due us.
We look to you, the client, for payment regardless of whether you are insured to cover the particular risk. From time to time, we assist clients in pursuing third parties for recovery of attorneys’ fees and other costs arising from our services. These situations include payments under contracts, statutes or insurance policies. However, it remains your obligation to pay all amounts due to us within 30 days of receiving our statement.

REVENUE AND EXPENSE SHARING IN NETWORKS AND OTHER RELATIONSHIPS
WITH INDEPENDENT LAW FIRMS
We have relationships with selected other independent law firms with offices in locations outside the United States where we do not have an SSD office. These include the Squire Sanders Legal Counsel Worldwide Network, a network of independent firms that share resources and work together to serve clients. Unless we actually form an attorney-client relationship with a client of such a selected independent law firm, such a party is not our client for any purpose, including conflicts of interests. In many cases we share revenues and expenses with such firms in a mutual relationship designed for multiple matters on a continuing basis over a substantial period of time. For example, each member of the Squire Sanders Legal Counsel Worldwide Network pays a base membership fee, with additional membership fees payable based on the cumulative amount of business referred to each member firm from members of the network. These fee and expense arrangements are intended to cover expenses of the network and encourage its use. We will not increase our fee to you for the purpose of recovering any amounts paid to the network or shared with another law firm. Other law firms with which we have relationships, whether or not part of the network, are required to observe the same restriction.
TAXES
You will be responsible for any applicable VAT or other sales tax that any jurisdiction may impose on our fees and other charges for this representation.
CLIENT AND FIRM DOCUMENTS
The Firm will maintain any documents you furnish to us in our client files for this matter. At the conclusion of the matter (or earlier, if appropriate), it is your obligation to advise us promptly as to which, if any, of the documents in our files you wish us to turn over to you. At your request, your papers and property will be returned to you promptly upon receipt of payment for outstanding fees and other charges. Your documents will be turned over to you in accordance with ethical requirements and subject to any lien that may be created by law for payment of any outstanding fees and costs. We may keep a copy of your files, made at your expense, if you ask us to return or transfer your files. We will retain our own documents and files, including our drafts, notes, internal memos, administrative records, time and expense reports, billing and financial information, accounting records, conflict checks, personnel materials, and work product, such as drafts, notes, internal memoranda, and legal and factual research, including investigative reports, and other materials prepared by or for the internal use of our lawyers. All such documents retained by the Firm will be transferred to the person responsible for administering our records retention program. For various reasons, including the minimization of unnecessary storage charges, we have the right to destroy or otherwise dispose of any such documents or other materials retained by us seven years after the termination of the engagement, unless applicable law permits a shorter period for preservation of documents or requires a longer period, or unless a different period is specified in a special written agreement signed by both of us.

DISCLOSURE OF YOUR NAME
We are proud to serve you as legal counsel and hope to share that information with other clients and prospective clients. On occasion, we provide names of current clients in marketing materials and on our Web site. We may include your name on a list of representative clients. We may also prepare lists of representative transactions or other representations, excluding of course any we believe are sensitive. If you prefer that we refrain from using your name and representation in this manner, please advise us in writing.
FIRM ATTORNEY/CLIENT PRIVILEGE
If we determine during the course of the representation that it is either necessary or appropriate to consult with the Firm’s Ethics Attorneys, other specially designated Firm attorneys or outside counsel, we have your consent to do so and that our representation of you shall not diminish the attorney-client privilege that SSD has to protect the confidentiality of our communications with such counsel.
SEVERABILITY
In the event that any provision or part of this agreement should be unenforceable under the law of the controlling jurisdiction, the remainder of this agreement shall remain in force and shall be enforced in accordance with its terms.
PRIMACY
Unless expressly superseded by explicit reference the sections “Who is our Client” and/or “Conflicts of Interest” are fully effective notwithstanding another provision in case of any duplication and to the fullest extent possible in case of inconsistency.
ENTIRE AGREEMENT
This agreement supersedes all other prior and contemporaneous written and oral agreements and understandings between us and contains the entire agreement between us. This agreement may be modified only by a signed written agreement by you and by us. You acknowledge that no promises have been made to you other than those stated in the agreement.
GOVERNING LAW
Unless otherwise specified in the letter accompanying these standard terms, all questions arising under this engagement or concerning rights and duties between us will be governed by the law of the jurisdiction in which the SSD attorney sending you this agreement is licensed, excluding choice of law provisions that might select the law of a different jurisdiction. If he or she is licensed in several jurisdictions, the law of the jurisdiction of his or her principal SSD office will govern. When another jurisdiction provides that its law will govern notwithstanding any agreement, that other law may of course control, at least on certain questions.
IN CONCLUSION
We look forward to a mutually satisfying relationship with you. If you have any questions about, or if you do not agree with one or more of these terms and conditions, please communicate with your principal contact at the Firm so that we can try to address your concerns. Your principal contact can recommend changes that will be effective once you receive written notice of approval of any revisions, which, depending on the nature of the request, will be made by a Partner in Firm Management and/or an Ethics Partner. Thank you.